[redacted]

14042302

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68772

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/13** (mm/dd/yy) AND ENDING **9/30/14** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stockpile Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Brand Blvd., Suite 1760
(No. and Street)

Glendale	**California**	**91203**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Kinkade **(415) 225-0488**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Stephen Kinkade**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stockpile Investments, Inc.**, as of **September 30, 2014**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Stf R Kinkade
Signature

CFO
Title

TOM ROYALL
Commission # 2027666
Notary Public - California
Marin County
My Comm. Expires Jul 4, 2017

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 19th DAY OF November 2014
BY Stephen R Kinkade
Tom Royall
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

Stockpile Investments, Inc.

(SEC ID No. 8-68772)

Annual Audit Report

September 30, 2014

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Stockpile Investments, Inc.

(SEC ID No. 8-68772)

Annual Audit Report

September 30, 2014

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Stockpile Investments, Inc.

September 30, 2014

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Stockpile Investments, Inc.

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. ("the "Company") (a Delaware corporation) as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Stockpile Investments, Inc. as of September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

As described in Note 9 to the financial statements, a prior period adjustment was made to classify expenditures which were inaccurately classified as software to consulting fees. Our opinion is not modified with respect to that matter.

The accompanying financial statement has been prepared assuming the Company will continue as a going concern. As discussed in note 2 to the financial statement, the Company has incurred recurring losses and is dependent on Stockpile, Inc. (the "Parent") to fund its operations. The Parent is not contractually obligated to continue to provide support. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

E Wintter + Associates

Walnut Creek, California
December 15, 2014

Stockpile Investments, Inc.

Statement of Financial Condition

September 30, 2014

Assets		
Cash and cash equivalents	$	54,996
Receivable from clearing organization		249,624
Securities owned		3,998
Prepaid expenses and other assets		55,172
Software and equipment, net of $29,024 amortization and depreciation		177,182
Total Assets	$	540,972
Liabilities and Stockholder's Equity		
Accounts payable	$	34,908
Accrued compensation		48,293
Payable to clearing organization		1,162
Securities sold, not yet purchased		45
Total Liabilities		84,408
Stockholder's Equity		
Common stock ($.001 par value; 1000 shares authorized; 1000 shares issued and outstanding)		1
Additional paid in capital		2,050,999
Other paid-in capital-Stock options		27,068
Accumulated deficit		(1,621,504)
Total Stockholder's Equity		456,564
Total Liabilities and Stockholder's Equity	$	540,972

See accompanying notes to the financial statements.

Stockpile Investments, Inc.
Notes to the Financial Statements
September 30, 2014

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

Following its launch, the Company will facilitate the redemption of gift cards purchased through its Parent's website for the purchase of equity securities on behalf of gift card recipients, as well as the self-directed purchase of equity securities.

The Company will conduct business on a fully disclosed basis and will not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Going Concern Uncertainty and Liquidity

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its Parent to fund its development as the Company has not yet begun operations or generated revenue. The Parent intends to raise additional equity and debt financing until positive cash flows are generated.

The Parent is not contractually obligated to continue to provide support. Furthermore, there can be no assurance that the Parent will be successful in securing additional debt financing or raising additional equity. Accordingly, these uncertainties raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Receivable from Clearing Organization
Deposit with clearing organization consists of cash held by the Company's clearing broker. At September 30, 2014, $250,000 was held in a separate account as a requirement pursuant to the execution of the agreement with Apex Clearing Corporation ("Apex").

Securities Owned & Securities Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit. Securities sold, not yet purchased represent obligation of the Company to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

Software and Equipment
Software and equipment are carried at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of three years for software and five years for equipment. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense.

3. Significant Accounting Policies Continued

Revenue Recognition

The Company earns its revenue from commissions. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consists of the following at September 30, 2014:

	Cost	Accumulated Depreciation/ Amortization	Net Cost After Depreciation/ Amortization
Software	$ 196,166	$ 27,245	$ 168,921
Office equipment	2,000	396	1,604
Computer equipment	8,040	1,383	6,657
Total	$ 206,206	$ 29,024	$ 177,182

5. Lease Commitments

The Company entered into a sublease for office space in Glendale, California. The sublease began in June 2013 and has a 46 month term which expires March 31, 2017. In accordance with the sublease agreement, the Company has paid a security deposit of $55,172. The future minimum annual lease payments for each fiscal year are as follows:

2015	$ 105,052
2016	108,204
2017	55,173
Total	$ 268,429

6. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital of at least 1/15 of aggregate indebtedness or $100,000, whichever is greater, both as defined. At September 30, 2014, the Company's net capital was $223,610, which exceeded the requirement by $123,610. At September 30, 2014 the percentage of aggregate indebtedness to net capital was 37.21%.

7. Income Taxes

Significant components of the Company's deferred tax balances as of September 30, 2014 are as follows:

Deferred income tax assets:	
Net operating loss carryforward	$ 602,467
Employee compensation-Stock options	10,783
Organization costs	37,080
Total deferred income tax assets	650,330
Valuation allowance	(650,330)
Net deferred income taxes	$ -

During 2014, management changed the estimated effective rate from15% to 34%.

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future years. At September 30, 2014, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against the deferred tax assets.

At September 30, 2014, the Company's Federal net operating loss carryforward was $1,512,781and the Company's California net operating loss carryforward was $1,510,381. Both begin to expire in tax year 2030.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is currently subject to federal or California tax examinations by tax authorities for all years since Inception (December 10, 2010).

8. Other Paid-in Capital-Stock Options

The Company's valuation of granted stock options is accounted for in accordance with the provisions issued by the FASB for stock compensation and share-based arrangements. Under the fair value recognition provisions of this statement, stock-based compensation expense and option valuation is estimated at the grant date based on the fair value of the award and is recognized ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates the fair value of each option award on the date of grant under the Black-Scholes option pricing model using certain assumptions. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option's expected term (6.078 years) and the price volatility of the underlying stock (60%). The Company's current estimate of volatility is based on the volatility of comparable public companies. To the extent volatility of the Company's stock price varies in the future, the Company's estimates of the fair value of options granted in the future could also vary accordingly. The computation of expected lives was based on expectations of future employee behavior.

In January 2013 and April 2014, employees of the Company were granted options to purchase the stock of the Company's parent. The options vest over four years, and expire after ten years. Under the Black-Scholes model,

fair value of those options at the grant dates was determined to be $71,945. The amount recognized through September 30, 2014 is $27,068. There was $44,877 of unrecognized option value related to unvested requisite service period of the option award at September 30, 2014. The remaining unrecognized option value is expected to be recognized over the weighted-average remaining vesting period of approximately 2.5 years.

As option value is recognized, the amount recognized is recorded as an additional expense of the Company, offset by a deemed contribution of paid-in capital from the Company's parent. Such recognition of option value under FASB provisions has no effect on the Company's current taxable income, and has no effect on the Company's computed net capital.

9. Securities Owned

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2014, securities owned were Level 1 assets measured at fair market value of $3,997. Securities sold but not yet purchased were Level 1 liabilities measured at fair market value of $45.

10. Prior Period Adjustment

Upon review of the content of the software asset, management of the Company determined that $39,937 of prior fiscal year expenditures were inaccurately classified as software, and should instead have been classified as consulting fees. As a result, assets were overstated by $39,937 and expenses were understated by $39,937. Therefore the Company recorded a prior period adjustment to reflect that determination. The prior period adjustment had no effect on computed net capital at any point in time.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Subsequent Events

The Company has evaluated subsequent events through December 15, 2014, the date on which the financial statements were available to be issued.